1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date April 29, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China (“PRC”) with limited liability)

(Stock Code: 01171)

RESULTS REPORT FOR THE FIRST QUARTER OF 2016

IMPORTANT NOTICE

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and the disclosure requirement under Rule 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). The board of directors (the “Board”), the supervisory committee, the directors, the supervisors, and the senior management of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or “the Company” or “Company”) confirm that this report does not contain any misrepresentations, misleading statements or material omissions and jointly and severally accept all responsibilities for the authenticity, accuracy and completeness of the information contained in this report.

The report for the results of the first quarter of 2016 of the Company (the “Report”) was considered and approved by the eighteenth meeting of the sixth session of the Board and all the 10 directors of the Board who were supposed to attend the meeting were present.

The financial statements in this Report have not been audited.

“Reporting Period” means the period from 1 January 2016 to 31 March 2016.

“The Group” means the Company and its subsidiaries.

The Chairman of the Board, Mr. Li Xiyong, the Chief Financial Officer, Mr. Zhao Qingchun and the head of the Accounting Management Department, Mr. Xu Jian, hereby declare the authenticity, accuracy and completeness of the financial statements in this Report.

Summary of the unaudited results of the Group for the first quarter ended 31 March 2016 is set out as follows:

•	This Report is prepared in accordance with the relevant regulations on Disclosure of Information in Quarterly Reports for Listed Companies promulgated by the China Securities Regulatory Commission (the “CSRC”).

•	All financial information contained in this Report is prepared in accordance with the relevant requirements and interpretations under the Accounting Standards for Business Enterprises promulgated by the Ministry of Finance of the PRC. Shareholders of the Company (the “Shareholders”) and public investors are reminded of the different reporting standards adopted in this Report, the interim report and the annual report of the Company when trading in the shares of the Company.

•	Unless otherwise specified, the currency used in this Report is Renminbi (“RMB”).

•	For the first quarter of 2016, the operating income of the Group was RMB11.7684 billion, representing an increase of RMB3.1236 billion or 36.1% as compared with the corresponding period of last year. Net profit attributable to the Shareholders was RMB247.5 million, representing an increase of RMB69.688 million or 39.2% as compared with the corresponding period of last year.

•	The content of the Report is consistent with the announcement published on the Shanghai Stock Exchange. This announcement is published simultaneously in the PRC and overseas.

§1 General Information of the Group

1.1 Major Accounting Data and Financial Indicators

			Unit: RMB’000

				Increase/decrease at the
	As at the end of the Reporting	As at the end of last year		end of the Reporting Period as compared with the end of last year
	Period	After adjustment	Before adjustment	(%)
Total assets	137,703,423	139,061,962	126,455,775	-0.98
Equity attributable to the Shareholders	41,496,041	39,807,679	37,818,601	4.24

	From the beginning of the year to the end of the Reporting Period	From the beginning of the year till the end of the reporting period of the year 2015 (January-March)		Increase/decrease for the Reporting Period as compared with the same period last year
	(January-March)	After adjustment	Before adjustment	(%)
Net cash flows from operating activities	-296,898	-3,630,609	-3,592,589	—
Operating income	11,768,360	8,644,755	8,439,899	36.13
Net profit attributable to the Shareholders of the Company	247,499	177,811	217,844	39.19
Net profit attributable to the Shareholders after deducting extraordinary profits and losses	214,244	126,143	167,297	69.84
Weighted average return on net assets (%)	0.62	0.46	0.57	Increased 0.16 percentage point
Basic earnings per share (RMB)	0.0503	0.0362	0.0357	38.95

Extraordinary gain and loss items	Amount for the Reporting Period (January-March)
Gain or loss on disposal of non-current assets	454
Government grants recognized as gains or loss	4,992
Except effective hedging businesses that relate to the Company’s ordinary operating operations, gain or loss from fair value changes on transactional financial assets and liabilities, and investment income from disposal of transactional financial assets, liabilities and available-for-sale financial assets	-714
Other non-operating income and expenses excluding the abovementioned items	47,465
Effect of income tax	-15,186
Effect of minority equity (after tax)	-3,756
Total amount of extraordinary gain and loss	33,255

Note:

1.	The Company acquired 100% equity interests of Donghua Heavy Industry Co., Ltd. (“Donghua Heavy Industry”) held by Yankuang Group Co., LTD. (“Yankuang Group”) in July 2015. Pursuant to the regulations of Chinese Accounting Standards (“CASs”), this acquisition was recognized as an enterprise merger under common control. Therefore the Company conducted retroactive adjustments of the relative items in comparative financial statements for the first quarterly results of 2016.
2.	Since 2015 annual report, the Group has adjusted disclosure statement of “net profit attributable to Shareholders of the Company” and thereof divided it into 2 items: “net profit attributable to Shareholders of the Company” and “net profit attributable to holders of other equity instrument of the Company”.
3.	The Company repurchased H shares in 2015. Pursuant to relevant repurchase laws and regulations, earnings per share and other related indexes were calculated based on the total equity after deduction of repurchased shares.

1.2 Total number of Shareholders at the end of the Reporting Period, the top 10 Shareholders and the top 10 Shareholders holding tradable shares of the Company which are not subject to trading moratorium

Unit: share

Total number of Shareholders	56,894

Shareholdings of the top 10 Shareholders
Name of Shareholder	Nature of Shareholders	Percentage holding of the total share capital (%)	Number of shares held	Number of shares held subject to trading moratorium	Number of pledged or locked share
Yankuang Group	State-owned legal person	52.93	2,600,000,000	0	520,000,000
HKSCC (Nominees) Limited	Foreign legal person	39.59	1,944,637,899	0	Unknown
China Securities Finance Co., Ltd.	State-owned legal person	1.83	89,951,125	0	0
Central Huijin Assets Management Co., Ltd.	State-owned legal person	0.39	19,355,100	0	0
Bank of China- E Fund Aggressive Growth Securities Investment Fund	Others	0.10	4,799,970	0	0
Credit Suisse (Hong Kong) Co., Ltd.	Foreign legal person	0.08	4,136,488	0	0
New China Life Insurance Co., Ltd-dividend distribution-individual dividend distribution-018L-FH002 Shanghai	Others	0.08	4,019,525	0	0
Chen Xiaodong	Domestic natural person	0.06	2,771,341	0	0
Liu Binbin	Domestic natural person	0.05	2,271,710	0	0
Bank of China- E Fund Resources Industry Hybrid Securities Investment Fund	Others	0.05	2,256,838	0	0

Top ten Shareholders holding tradable shares not subject to trading moratorium
Name of Shareholder	Number of tradable shares held not subject to trading moratorium at the end of the Reporting Period	Class of shares held
Yankuang Group	2,600,000,000	A Shares
HKSCC (Nominees) Limited	1,944,637,899	H Shares
China Securities Finance Co., Ltd.	89,951,125	A Shares
Central Huijin Assets Management Co., Ltd.	19,355,100	A Shares
Bank of China- E Fund Aggressive Growth Securities Investment Fund	4,799,970	A Shares
Credit Suisse (Hong Kong) Co., Ltd.	4,136,488	A Shares
New China Life Insurance Co., Ltd-dividend distribution-individual dividend distribution-018L-FH002 Shanghai	4,019,525	A Shares
Chen Xiaodong	2,771,341	A Shares
Liu Binbin	2,271,710	A Shares
Bank of China- E Fund Resources Industry Hybrid Securities Investment Fund	2,256,838	A Shares

Connected relationship or concerted-party relationship among the above Shareholders	One of Yankuang Group’s wholly-owned
subsidiaries incorporated in Hong Kong
holds 180 million H shares of the Company
through HKSCC (Nominees) Limited. As at
the end of the Reporting Period, Yankuang
Group and its wholly-owned Hong Kong
subsidiary totally held 2.78 billion shares of
the Company, representing approximately
56.6% of the total share capital. The manager
of Bank of China- E Fund Aggressive
Growth Securities Investment Fund and Bank
of China- E Fund Resources Industry Hybrid
Securities Investment Fund is E Fund Capital
Management Co., Ltd. Apart from this, it is
unknown whether other Shareholders are
connected with one another or whether any of
these Shareholders fall within the meaning of
	parties acting in concert.

Notes:

1.	All the information above is prepared in accordance with the registers of the Shareholders provided by China Securities Depository and Clearing Co., Ltd. Shanghai Branch and Hong Kong Securities Registration Co., Ltd.
2.	As the clearing and settlement agent for the Company’s H shares, HKSCC (Nominees) Limited holds the Company’s H shares in the capacity of a nominee.
3.	The shareholding proportion of shareholders of the Company in this report is calculated on the basis of 1,952,016,000 H shares that were deducted after repurchase and total share capital of 4,912,016,000 shares.
4.	On 26 November 2015, Yankuang Group has pledged 520,000,000 shares of domestic shares without trading moratorium of the Company held by it in favor of the Export-Import Bank of China as full-amount guarantee by way of share pledge for a USD0.5 billion loan provided by the Export-Import Bank of China to the Company. The pledge is for a term of 24 months.

The following table sets out the substantial shareholders’ interests and/or short positions in the shares and underlying shares of Company as at 31 March 2016:

Name of substantial shareholder	Class of shares	Capacity	Number of shares held (shares)	Nature of interests	Percentage in the H share capital of the Company*	Percentage in total share capital of the Company*
Yankuang Group	A Shares (state-owned legal person)	Beneficial owner	2,600,000,000	Long position	—	52.93%
Yankuang Group (note1)	H Shares	Interest of controlled corporations	180,000,000	Long position	9.22%	3.66%
Templeton Asset Management Ltd.	H Shares	Investment manager	233,066,800	Long position	11.94%	4.74%
JP Morgan Chase & Co.	H Shares	Beneficial owner	70,323,197	Long position	3.60%	1.43%
			5,824,600	Short position	0.30%	0.12%
	Investment manager		2,000	Long position	0.00%	0.00%
	Custodian corporation/ approved lending agent		38,031,533	Long position	1.95%	0.77%
BNP Paribas Investment Partners SA	H Shares	Investment manager	117,641,207	Long position	6.03%	2.39%

Notes:

*	The denominator above is 1,958,400,000 H shares and 4,918,400,000 shares of total share capital of the Company, deducting 6,384,000 H shares that have been repurchased but not completion of cancellation registration, respectively.
1.	Yankuang Group’s wholly-owned subsidiary incorporated in Hong Kong holds such H shares in the capacity of beneficial owner.
2.	The percentage figures above have been rounded off to the nearest second decimal place.
3.	Information disclosed hereby is based on the information available on the website of Hong Kong Stock Exchange at www.hkex.com.hk.

§2 Significant Matters

2.1 General Operating Performance of the Group

2.1.1 Major operating data

	First quarter		Increase/decrease
	2016	2015	(%)
1. Coal business (kilotonne)
Raw coal production	16,199	16,726	-3.15
Saleable coal production	14,528	15,386	-5.58
Sales volume of saleable coal	16,383	18,406	-10.99
2. Railway transportation business (kilotonne)
Transportation volume	2,595	3,185	-18.52

3. Coal chemical business (kilotonne)
Methanol production	369	446	-17.26
Methanol sales volume	378	442	-14.48
4. Electrical power business (10,000kWh)
Power generation	71,629	61,730	16.04
Electricity sold	46,725	39,581	18.05
5. Heat business (10,000 steam tonnes)
Heat generation	79	83	-4.82
Heat sold	4	4	0
6. Electromechanical equipment manufacturing
Output of electromechanical equipment
(1) hydraulic support (Kilotonne)	8	11	-27.27
(2) road header (set)	3	3	0
(3) chain/belt conveyor (Kilotonne)	5	4	25.00
(4) frequency converter and switchbox (Set)	214	317	-32.49
Sales volume of electromechanical equipment
(1) hydraulic support (Kilotonne)	8	1	700.00
(2) road header (Set)	1	—	—
(3) chain/belt conveyor (Kilotonne)	1	4	-75.00
(4) frequency converter and switchbox (Set)	184	289	-36.33

Note:

1.	The Company acquired 100% equity interests of Donghua Heavy Industry held by Yankuang Group in July 2015 and this acquisition was recognized as an enterprise merger under common control. Therefore the Company conducted retroactive adjustments of sales volume of salable coal and electromechanical equipment for the first quarter of 2016.
2.	Production and sales volume from electrical power business, heating business and electromechanical manufacturing equipment business in the above table have significant differences, which was mainly due to the fact that: related products were self used before sold externally.

2.1.2 Operating performance of the principal businesses of the Group by segment

1. Coal business

(1) Coal production

For the first quarter of 2016, the raw coal production of the Group was 16.20 million tonnes, representing a decrease of 0.53 million tonnes or 3.2% as compared with the corresponding period of last year. The saleable coal production was 14.53 million tonnes, representing a decrease of 0.86 million tonnes or 5.6% as compared with the corresponding period of last year.

The following table sets out the coal production of the Group for the first quarter of 2016:

Unit:kilotonne

	First quarter		Increase/decrease
Items	2016	2015	(%)
I. Raw coal production	16,199	16,726	-3.15
1. The Company	8,981	8,387	7.08
2. Shanxi Neng Hua①	411	361	13.85
3. Heze Neng Hua②	851	961	-11.45
4. Ordos Neng Hua③	456	1,119	-59.25
5. Yancoal Australia④	3,935	4,119	-4.47
6. Yancoal International⑤	1,565	1,779	-12.03
II. Saleable coal production	14,528	15,386	-5.58
1. The Company	8,977	8,379	7.14
2. Shanxi Neng Hua	405	356	13.76
3. Heze Neng Hua	848	959	-11.57
4. Ordos Neng Hua	457	1,119	-59.16
5. Yancoal Australia	2,757	3,044	-9.43
6. Yancoal International	1,084	1,529	-29.10

Notes:

①	Shanxi Neng Hua refers to Yanzhou Coal Shanxi Neng Hua Company Limited.
②	Heze Neng Hua refers to Yanmei Heze Neng Hua Company Limited.
③	Ordos Neng Hua refers to Yanzhou Coal Ordos Neng Hua Company Limited. The coal production and sales volume of Ordos Neng Hua in the first quarter of 2016 were decreased as compared with that of last year, which was mainly due to maintenance of coal mine of Ordos Neng Hua during the spring festival in the reporting period.
④	Yancoal Australia refers to Yancoal Australia Limited.
⑤	Yancoal International refers to Yancoal International (Holding) Co., Ltd.

(2) Coal prices and sales

Affected by the weak demand for coal in both domestic and overseas markets, the coal price of the Group decreased for the first quarter of 2016 as compared with the corresponding period of last year.

The sales volume of saleable coal for the first quarter of 2016 was 16.38 million tonnes, representing a decrease of 2.02 million tonnes or 11.0% as compared with the corresponding period of last year.

The following table sets out the Group’s production and sales of saleable coal by coal types for the first quarter of 2016:

	First quarter of 2016			First quarter of 2015
	Coal production	Sales volume	Sales price	Coal production	Sales volume	Sales price
	(Kilotonne)	(Kilotonne)	(RMB/tonne)	(Kilotonne)	(Kilotonne)	(RMB/tonne)
1. The Company	8,977	8,168	320.75	8,379	6,767	383.42
No. 1 clean coal	26	34	434.48	66	44	583.70
No. 2 clean coal	2,713	2,611	398.41	2,208	1,563	520.04
No. 3 clean coal	616	641	354.62	971	740	453.69
Lump coal	657	640	375.90	579	504	458.78
Sub-total of clean coal	4,012	3,926	387.90	3,824	2,851	492.99
Screened raw coal	4,059	3,679	282.13	2,131	1,888	347.70
Mixed coal & Others	906	563	105.02	2,424	2,028	262.63
2. Shanxi Neng Hua	405	420	160.93	356	393	182.96
Screened raw coal	405	420	160.93	356	393	182.96
3. Heze Neng Hua	848	633	368.72	959	498	457.34
No. 2 clean coal	528	474	430.22	525	340	587.34
Raw coal	167	70	242.48	—	—	—
Mixed coal & Others	153	89	142.89	434	158	176.52
4. Ordos Neng Hua	457	479	239.09	1,119	1,130	186.69
Screened raw coal	457	479	239.09	1,119	1,130	186.69
5. Yancoal Australia	2,757	2,436	361.57	3,044	3,258	459.88
Semi-hard coking coal	167	148	555.33	343	367	524.86
Semi-soft coking coal	468	413	439.17	237	254	531.56
PCI coal	620	548	311.25	434	464	565.32
Thermal coal	1,502	1,327	336.59	2,030	2,173	418.00
6. Yancoal International	1,084	1,498	269.15	1,529	1,569	284.69
Thermal coal	1,084	1,498	269.15	1,529	1,569	284.69
7. Externally purchased coal	—	2,749	310.47	—	4,791	484.54
8. Total for the Group	14,528	16,383	315.75	15,386	18,406	400.50

(3) Cost of coal sales

For the first quarter of 2016, the cost of coal sales business of the Group was RMB3.1776 billion, representing a decrease of RMB1.7238 billion or 35.2% as compared with the corresponding period of 2015. This was mainly due to: (1) the reduction of coal sales volume of externally-purchased caused the cost of coal sales business to decrease by RMB1.4694 billion as compared with the corresponding period of 2015; (2) measures for deep tapping, cost reduction and efficiency enhancement, such as asset securitization, production layout optimization, of Yancoal Australia made the cost of coal sales business to decrease by RMB812 million as compared with the corresponding period of 2015; and (3) the use of reserves for production safety expenses and production expense for maintaining simple reproduction by the Group caused the cost of coal sales to increase by RMB363.9 million as compared with the corresponding period of 2015.

		Unit: RMB’000, RMB/tonne

		First quarter
Items		2016	2015	Increase/decrease (%)
The Company	Total cost of sales	1,500,703	960,074	56.31
	Cost of sales per tonne	174.96	134.66	29.93
Shanxi Neng Hua	Total cost of sales	48,576	59,120	-17.83
	Cost of sales per tonne	115.72	150.53	-23.12
Heze Neng Hua	Total cost of sales	195,822	194,509	0.68
	Cost of sales per tonne	267.02	252.23	5.86
Ordos Neng Hua	Total cost of sales	41,164	120,557	-65.86
	Cost of sales per tonne	85.90	106.68	-19.48
Yancoal Australia	Total cost of sales	425,698	1,237,747	-65.61
	Cost of sales per tonne	174.75	379.91	-54.00
Yancoal International	Total cost of sales	366,387	304,239	20.43
	Cost of sales per tonne	244.64	193.96	26.13
Externally purchased coal	Total cost of sales	845,357	2,314,730	-63.48
	Cost of sales per tonne	307.52	483.18	-36.35

For the first quarter of 2016, the cost of coal sales of the Company was RMB1.5007 billion, representing an increase of RMB540.6 million or 56.3% as compared with the corresponding period of 2015. The cost of coal sales per tonne was RMB174.96, representing an increase of RMB40.3 or 29.9% as compared with the corresponding period of 2015. This was mainly due to the fact that: (1) optimization of human resources allocation and employees’ job transfer to enhance efficiency caused the cost of coal sales per tonne to decrease by RMB13.02; (2) cost reduction on controllable expenses, such as material, electricity fee, made the coal sales cost per tonne to decrease by RMB2.67; and (3) the use of reserves for production safety expenses and production expense for maintaining simple reproduction caused the cost of coal sales per tonne to increase by RMB59.93 as compared with the corresponding period of 2015.

For the first quarter of 2016, the cost of coal sales of Yancoal Australia was RMB425.7 million, representing a decrease of RMB812 million or 65.6% as compared with the corresponding period of 2015. The cost of coal sales per tonne was RMB174.75, representing a decrease of RMB205.16 or 54.0% as compared with the corresponding period of 2015. This was mainly due to the fact that: (1) production layout optimization and coal production increase on coal mines with lower cost but high marginal benefit made the coal sales cost per tonne to decrease by RMB70.57; (2) implementation of measures to tap potential and enhance efficiency, control cost in an extensive manner made the coal sales cost per tonne to decrease by RMB123.36.

2. Railway transportation

For the first quarter of 2016, the transportation volume of the Company’s Railway Assets for coal transportation was 2.6 million tonnes, representing a decrease of 0.59 million tonnes or 18.5% as compared with the corresponding period of 2015. Income from railway transportation services (income from transportation volume settled on the basis of ex-mine prices and special purpose railway transportation fees borne by customers) was RMB58.281 million, representing a decrease of RMB4.088 million or 6.6% as compared with the corresponding period of 2015. The cost of railway transportation business was RMB36.745 million, representing a decrease of RMB14.743 million or 28.6%.

3. Coal chemicals business

The following table sets out the operation of coal chemical business of the Group for the first quarter of 2016:

	Production volume (kilotonne)			Sales volume (kilotonne)
	First quarter of 2016	First quarter of 2015	Increase/ decrease (%)	First quarter of 2016	First quarter of 2015	Increase/ decrease (%)
1. Yulin Neng Hua	187	180	3.89	176	177	-0.56
2. Ordos Neng Hua	182	266	-31.58	202	265	-23.77

Notes:

1.	“Yulin Neng Hua” refers to Yanzhou Coal Yulin Neng Hua Co., Ltd.
2.	The methanol production volume and sales of Ordos Neng Hua in first quarter of 2016 was decreased as compared with that of 2015. This was mainly due to shutdown and maintenance while equipment commissioning for a relatively long time during the Spring Festival.

	Sales income (RMB’000)			Sales cost (RMB’000)
	First quarter of 2016	First quarter of 2015	Increase/ decrease (%)	First quarter of 2016	First quarter of 2015	Increase/ decrease (%)
1. Yulin Neng Hua	221,081	221,832	-0.34	168,147	186,124	-9.66
2. Ordos Neng Hua	233,169	336,530	-30.71	157,838	263,669	-40.14

4. Power business

The following table sets out the operation of power business of the Group for the first quarter of 2016:

	Power generation (10,000 kWh)			Electricity sold (10,000 kWh)
	First quarter of 2016	First quarter of 2015	Increase/ decrease (%)	First quarter of 2016	First quarter of 2015	Increase/ decrease (%)
1. Hua Ju Energy	22,789	24,578	-7.28	7,895	8,727	-9.53
2. Yulin Neng Hua	7,997	4,283	86.71	766	376	103.72
3. Heze Neng Hua	40,843	32,869	24.26	38,064	30,478	24.89

Notes:

1.	“Hua Ju Energy” refers to Shandong Hua Ju Energy Company Limited.
2.	Electricity generated by the power plant of Yulin Neng Hua was increased as compared with that of 2015. This was mainly due to the increasing of the electricity demands.

	Sales income (RMB’000)			Cost of sales (RMB’000)
	First quarter of 2016	First quarter of 2015	Increase/ decrease (%)	First quarter of 2016	First quarter of 2015	Increase/ decrease (%)
1. Hua Ju Energy	33,795	39,570	-14.59	14,391	17,538	-17.94
2. Yulin Neng Hua	1,666	853	95.31	1,942	1,139	70.50
3. Heze Neng Hua	121,505	91,615	32.63	82,209	122,398	-32.83

5. Heat business

For the first quarter of 2016, Hua Ju Energy generated heat energy of 790 thousand steam tonnes and sold 40 thousand steam tonnes, realizing sales income of RMB10.084 million, with the cost of sales at RMB3.83 million.

(6) Electrical and mechanical equipment manufacturing

The following table sets out the operation of the electrical and mechanical equipment manufacturing of the Group for the first quarter of 2016:

	Sales income (RMB’000)			Cost of sales (RMB’000)
	First quarter of 2016	First quarter of 2015	Increase/ decrease (%)	First quarter of 2016	First quarter of 2015	Increase/ decrease (%)
1. Hydraulic support (Kiloton)	140,574	24,894	464.69	109,699	16,450	566.86
2. Road header (Set)	3,019	—	—	2,562	—	—
3. Chain /belt conveyor (Kiloton)	11,590	64,162	-81.94	10,547	52,671	-79.98
4. Frenquency convertor / Switchbox (Set)	11,554	18,621	-37.95	8,702	13,491	-35.50

Note: The sales income and costs of sales were changed as compared with those of 2015. This was mainly due to the changes of sales volume.

2.2 Significant movements of the accounting items and financial indicators of the Group and the reasons thereof

1. Significant movements of items in balance sheet and the reasons thereof

	31 March 2016		31 December 2015
	(RMB’000)	Percentage of total assets (%)	(RMB’000)	Percentage of total assets (%)	Increase/ decrease (%)
Assets held for sale	—	—	7,740,520	5.57	-100.00
Financial assets AFS	2,106,475	1.53	944,410	0.68	123.05
Long term receivables	6,976,208	5.07	242,603	0.17	2,775.57
Long term equity investments	4,879,640	3.54	3,321,243	2.39	46.92
Interest payable	552,729	0.40	845,415	0.61	-34.62
Liabilities held for sale	—	—	1,520,831	1.09	-100.00

As at 31 March 2016, the assets held for sale of the Group decreased by RMB7.7405billion or 100% as compared with that of the beginning of 2016. This was mainly due to the implementation of asset securitization and the assets of Watagan Mining Company Pty Ltd (“Watagan Company”) were transferred from “Assets held for sale” to “Long term receivables” during the reporting period.

As at 31 March 2016, financial assets available for sale of the Group were RMB2.1065 billion, representing an increase of RMB1.1621 billion or 123.1% as compared with that of the beginning of 2016. This was mainly due to (1) During the reporting period, the Group invested RMB1.3099 billion to subscribe the shares of China Zheshang Bank Co., Ltd. (“Zheshang Bank”); (2) During the reporting period, the Group invested RMB650 million to subscribe Ftse Xinhua Credit Suisse No.1 Special Asset Management Plan (“Ftse Xinhua Fund”); (3) During the reporting period, the Company appointed director to Qilu Bank Co., Ltd. (“Qilu Bank”), which significantly influenced it, and accounting to relevant accounting standards, “Financial assets available for sale” was transferred to “Long-term equity investment”, decreasing the financial assets available for sale by RMB797.7 million.

As at 31 March 2016, the long term receivables of the Group was RMB6.9762 billion, representing an increase of RMB6.7336 billion or 2,775.6% as compared with that of the beginning of 2016. This was mainly due to the implementation of asset securitization and assets & liabilities items of Watagan Company were transferred to “Long term receivables” during the reporting period.

As at 31 March 2016, the long term equity investment of the Group was RMB4.8796 billion, representing an increase of RMB1.5584 billion or 46.9% as compared with that of the beginning of 2016. This was mainly due to that during the reporting period (1) the Company invested RMB550 million to participated in Dongguan Haichang Industrial Co., Ltd. (“Haichang Industrial”); (2) The “Financial assets available for sale” of Qilu Bank, which got capital investment by the Company, was transferred to “Long-term equity investment”, increasing the long term equity investment by RMB888.1 million.

As at 31 March 2016, interest payable by the Group was RMB552.7 million, representing a decrease of RMB292.7 million or 34.6% as compared with that of the beginning of 2016. This was mainly due to that the company paid RMB303 million of corporate bonds (the second tranche) interest for year 2012 during the reporting period.

As at 31 March 2016, liabilities held for sale of the Group were decreased by RMB1.5208 billion or 100.0% as compared with that of the beginning of 2016. This was mainly due to the implementation of asset securitization and the liabilities of Watagan Company was transferred from “Liabilities held for sale” to “Long term receivables” during the reporting period

2. Significant movements of items in income statement and the reasons thereof

	First quarter of 2016 (RMB’000)	First quarter of 2015 (RMB’000)	Increase/ decrease (%)	Main reasons for change
Operating income	11,768,360	8,644,755	36.13	(1) Coal sales revenue decreased by RMB2.1983 billion as compared with that of 2015; (2) Revenue of other businesses increased by RMB5.3757 billion as compared with that of 2015.
Operating costs	9,593,028	6,210,358	54.47	(1) Coal sales costs decreased by RMB1.7238 billion; (2) Costs of other businesses increased by RMB5.2385 billion as compared with that of 2015.
Financial costs	604,023	464,405	30.06	(1) Foreign currency exchange loss of Yancoal Australia increased by RMB95.238 million as compared with that of 2015; (2) Interest income of the Company decreased by RMB56.876 million as compared with that of 2015.
Investment income	215,149	89,417	140.61	Newly increased RMB120.9 million of income from the investment to Qilu Bank.
Income tax	-32,254	66,145	-148.76	The amount of taxable income decreased as compared with that of 2015.

3. Significant movements of items in cash flow statement and the reasons thereof

	First quarter of 2016 (RMB’000)	First quarter of 2015 (RMB’000)	Increase/ decrease (%)	Main reasons for change
Net cash flows from operating activities	-296,898	-3,630,609	—	(1) The cash received through merchandise sales and labor supplies increased by RMB1.4681 billion as compared with that of 2015; (2) The cash paid for merchandise purchasing and labor acceptance decreased by RMB4.3461 billion as compared with that of 2015. (3) The cash paid for the others related to operating activities decreased by RMB311.8 million as compared with that of 2015.
Net cash flows from investing activities	-3,410,995	-495,572	588.29	During the reporting period, the cash paid for subscription of Zheshang Bank, Haichang Industrial and Ftse Xinhua Funds increased by RMB2.5399 billion as compared with that of 2015.
Net cash flows from financing activities	-858,721	-1,289,674	—	(1) Cash received through borrowing and loans decreased by RMB351.7 million as compared with that of 2015; (2) Cash received through bonds issuance increased by RMB7.01 billion as compared with that of 2015; (3) Cash for loan repayment increased by RMB6.1728 billion as compared with that of 2015.
Net increase in cash and cash equivalents	-4,610,005	-5,275,680	—	—

2.3 Progress and impact of significant events and analysis of resolution

2.3.1 Significant Litigation or Arbitration Events

Overview and type	Query index
The litigation on Coal Sales Contract between Zhongxin Daxie Fuel Co., Ltd. (“Zhongxin Daxie”) and Yanzhou Coal Mining Co., Ltd.	For details, please refer to the announcements in relation to the update on this litigation and the result on this litigation dated 29 April 2014, 30 June 2014 and 22 January 2016, respectively. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

Zhongxin Daxie Fuel Co., Ltd., brought a civil litigation against the Company at the Shandong Provincial Higher People’s Court in September 2013, alleging a failure by the Company to perform its delivery obligations under a coal sales contract between the parties. Zhongxin Daxie sued for the termination of the coal sales contract, return of payments for goods and damage in an amount of RMB163.6 million.

In January 2016, the Company received the Paper of Civil Judgment from the Supreme Court. It was the judgment of the Supreme Court at second instance that: Zhongxin Daxie’s appeal was rejected and the first instance judgment was upheld. Litigation fee of the first instance shall be enforced in accordance with the original judgment and litigation fee of the second instance of RMB0.8602 million shall be borne by Zhongxin Daxie. The judgment is final.

The Litigation has been awarded with final judgment by the Supreme Court. The Company is not liable in the Litigation. The Litigation does not have any impact on the current and future profit of the Company.

The bills dispute between Jinan Branch of China Minsheng Bank (“Minsheng Bank”) and Yanzhou Coal	For details, please refer to the announcement in relation to the update on the arbitration dated 23 March 2016. The above announcement was also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

From May to August 2015, the Company has received 4 pleadings from Minsheng Bank, who brought a civil litigation against the Company at the Jinan Municipal Intermediate People’s Court and Jinan Shizhong District People’s Court, alleging a breach of Bills Discounted Agreement by the Company. Minsheng Bank sued Yanzhou Coal to pay RMB149 million and corresponding interests to the plaintiff as per the Bills Discounted Agreement.

It was the judgment of Jinan Municipal Intermediate People’s Court at the first instance that dated 11 and 12 January 2016 regarding to above 3 pleadings: the Company should pay RMB129 million and corresponding interests stipulated in the Bills Discounted Agreement. Another pleading is in the first trial proceedings of Jinan Shizhong District People’s Court.

The Company believes that the Minsheng Bank has implemented rediscounting to related bills and payment of rediscounting has been collected; bill rediscounting agree signed by parties has been fulfilled and the rights and obligations of both parities based on the agreement has come to an end. Minsheng Bank has no rights to appeal Yanzhou Coal Mining Co., Ltd. according to the agreement. Therefore the factual basis has been recognized inadequate through the first-instance judgment. Based on the above facts, in accordance with the above-mentioned case of first instance, the Company has appealed to Shandong Provincial higher people’s court in February 2016. Currently the relevant case is in the process of the second instance trial.

Due to the pending of above case, the Company is unable to accurately estimate the impact of the litigation on the current profit or future profit.
Contract disputes on Shandong Hengfeng Power Fuel Co., Ltd. (“Hengfeng Company”)
1. Financial loan contract dispute of Agricultural Bank of China Co., LTD. Jining High-Tech Zone Branch (the “Agricultural Bank”)

On July 14, 2015, citing the financial loan contract dispute, Agricultural Bank appealed the Company’s wholly owned subsidiary-Shandong Zhongyin Logistics and Trade Co., Ltd. (“Zhongyin Logistics”) to Jining Intermediate People’s Court. Because Hengfeng Company made a pledge to the plaintiff through its accounts receivables of RMB61.1696 million to Zhongyin Logistics, the plaintiff asked Zhongyin Logistics to perform payment obligations within scope of accounts payable.

2. Financial loan contract dispute of Weihai Commercial Bank Co., LTD. (“Weihai Commercial Bank”)

On 9 October 2015, citing the financial loan contract dispute, Weihai Commercial Bank appealed the Company to Jining Intermediate People’s Court. Because Hengfeng Company made a pledge to the plaintiff through its accounts receivables of RMB103.42 million to Yanzhou Coal Mining Co., Ltd., the plaintiff asked the Company to perform payment obligations within scope of accounts payable.

3. Financial loan contract dispute of China Construction Bank Co., LTD. Jining Dongcheng Branch (“Construction Bank “) On November 3, 2015, citing the financial loan contract dispute, Construction Bank appealed the Company to Jining Intermediate People’s Court. Because Hengfeng Company made a pledge to the plaintiff through its accounts receivables of RMB79.1312 million to Yanzhou Coal Mining Co., Ltd., the plaintiff asked the Company to perform payment obligations within scope of accounts payable.

4. Wealth management contract dispute of the Zhonghuixintong Business Factoring Company (“Zhonghuixintong”)

On November 26, 2015, citing the wealth management contract dispute, Zhonghuixintong appealed the Company to Beijing No.3 Intermediate People’s Court. Because Hengfeng Company transferred it’s receivables of RMB145 million in Yanzhou Coal Mining Co., Ltd. to Zhonghuixintong, Zhonghuixintong asked the Company to perform payment obligations within scope of accounts payable and interest.

In accordance with the investigation and verification of the Company, Yanzhou Coal Mining Co., Ltd. and Zhongyin Logistics never made any accounts receivable pledges. Hengfeng Company was suspected to counterfeit the seals and signatures of Yanzhou Coal and Zhongyin Logistics and made pledges of accounts receivable financing business in financial institutions. Yanzhou Coal has submitted identification applications of seals authenticity and personnel handwriting to the trial court; and relative identification is under way. Given the criminal offence suspects of Hengfeng Company, Yanzhou Coal has reported to public security authority while responding to the court.

Currently the abovementioned case is in the process of the first instance trial. Due to the pending of above case, the Company is unable to accurately estimate the impact of the litigation on the current profit and future profit.

Sales contract dispute with Jinan Railway Coal Trade Group Co., LTD. (“Jinan Railway Trade”)

On October 29, 2015, citing the sales contract dispute, Jinan Railway Coal Trade Group Co., LTD. appealed Yanzhou Coal to Jinan Railway Transportation Court, requiring Yanzhou Coal to repay RMB19.9498 million loan.

According to the investigation and verification of the Company, the Company never signed sales contract involved in the case with Jinan Railway Trade, even never implemented any related business and fund activities with Jinan Railway Trade after signing date of related sales contract provided by Jinan Railway Trade. With dissent on appeal of Jinan Railway Trade, the Company is actively making preparations against the litigation to safeguard the legitimate rights and interests of the Company.

Currently this case is in the process of the first instance trial and has not hearing yet. Due to the pending of above case, the Company is unable to accurately estimate the impact of the litigation on the current profit and future profit.

2.3.2 Major connected transactions

1. Resigning of “Coal Train Convoy Service Contract”

At the sixteenth meeting of the sixth session of the Board held on 17 February 2016, the Company considered and approved the resigning of the “Coal Train Convoy Service Contract” between the Company and Shandong Yankuang Security Service Company, determining the continuing connected/related transactions of the coal train convoy service provided by Yankuang Security Company to the Group and service fees, etc. According to the resigned “Coal Train Convoy Service Contract”, the maximum amounts of coal train convoy service fees in 2016 and 2017 were RMB30 million and RMB31 million respectively. For details, please refer to announcement in relation to the board resolution dated 17 February 2016 and the announcement in relation to daily connected transactions. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

2. Acquisition of Equity of Yankuang Group Finance Co., Ltd. and signing of “Financial Services Agreement” and “Supplementary Agreement”

At the seventeenth meeting of the sixth session of the Board held on 29 March 2016, the Company considered and approved that the Company planned to pay RMB1.242 billion to acquire 65% equity of Yankuang Group Finance Co., LTD. (“Yankuang Finance Company “) held by Yankuang Group. Yankuang Group and Yankuang Group Finance Company entered into the “Financial Services Agreement” and determined the connected transactions including the deposits, loans, settlements provided by Yankuang Financial Company to Yankuang Group and the maximum amounts of connected transactions of 2016 and 2017, and all aforementioned still needs to be reviewed in general meeting of shareholders. It was also approved to revise or amend the “Financial Service Agreement” (the original “Financial Service Agreement”) signed on 27 March 2015 between the Company and Yankuang Finance Company and sign “Supplementary Agreement”, determining related arrangements in the period from expiration of the original Financial Services Agreement to the finalization of equity acquisition of Yankuang Finance Company.

For details, please refer to the announcement in relation to connected transactions dated 29 March 2016. The above announcements were also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the website of the Company and/or China Securities Journal and Shanghai Securities News.

3. Acquisition of mining right of Wanfu coal mine

As considered and approved by the seventeenth meeting of sixth session of the Board held on 29 March 2016, the Company proposed to acquire the mining right of Wanfu coal mine held by Yankuang Group with consideration of RMB1.25 billion. The above-mentioned acquisition is required to be approved by the shareholders’ meeting.

For details, please refer to the announcement in relation to the resolution passed at the seventeenth meeting of the sixth session of the Board and the connected transactions dated 29 March 2016. The above announcements were also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the website of the Company and/or China Securities Journal and Shanghai Securities News.

2.3.3 Entrusted Cash and Assets Management

At the 2014 first extraordinary general meeting of the Company held on 24 October 2014, the Company was approved to carry out the principal-guaranteed financing business for an aggregate amount not exceeding RMB5.0 billion. The expiration period of this business is 36 months starting from the date of this meeting.

Unit: RMB

Trustee	Product type of entrusted wealth management	Amount	Valid from	Maturity date	Income rate	Amount of actual principal taken back	Actual income	Either passed legal procedure or not	Connected transactions or not	Lawsuit involved or not
Jining branch of Guangdong Development Bank	Principal and income guaranteed	1,500,000,000	5th Feb 2016	9th Mar 2016	3.40%	1,500,000,000	4,610,958.90	Yes	No	No
Jinan Yanshan sub-branch of Qilu Bank Co., Ltd.	Principal and income guaranteed	2,000,000,000	5th Feb 2016	7th Mar 2016	3.71%	2,000,000,000	6,389,444.44	Yes	No	No
Zoucheng Jining sub-branch of Bank of Communications	Principal and income guaranteed	1,500,000,000	6th Feb 2016	7th Mar 2016	3.90%	1,500,000,000	4,808,219.18	Yes	No	No
Total	/	5,000,000,000	/	/	/	5,000,000,000	15808622.52	/	/	/

Amount of principal and income unrecovered but overdue (RMB)						0

Explanations on entrusted wealth management	The above-mentioned entrusted wealth
management businesses do not constitute
connected transactions and the Company has not
made provision for impairment loss of asset for
these. As at the disclosure date of this report, the
Company has taken back all principal and
						income occurring in the reporting period.
For details, please refer to the announcements in
relation to the purchase of wealth management
products dated 5 February 2016. The above
announcements were also posted on the websites
of the Shanghai Stock Exchange, the Hong Kong
Stock Exchange, the Company’s website and/or
China Securities Journal and Shanghai Securities
						news.

2.3.4 OTHER SIGNIFICANT EVENTS

1. Increase of Registered Capital in Zhongyin Financial Leasing Company Limited (“Zhongyin Financial Leasing”)

As reviewed and approved at the seventeenth meeting of the sixth session of the Board held on 29 March 2016, the Company and Yancoal International proposed to increase their investment contribution to Zhongyin Financial Leasing with amount of RMB3.735 billion and RMB1.265 billion, respectively, which is under review and consideration by the 2015 annual general meeting of the Company. Upon the approval procedure and completion of capital injection increase, the registered capital of Zhongyin Financial Leasing Company will be increased from RMB2.06 billion to RMB7.06 billion, of which, 74.15% equity interests held by Yanzhou Coal, 25% by Yancoal International and 0.85% by Shandong Yongzheng Investment Development Co., Ltd.

2. Subscription of Shares of Zheshang Bank

As reviewed and approved at the sixteenth meeting of the sixth session of the Board held on 17 February 2016, Yancoal International, a wholly-owned subsidiary of the Company, subscribed 400 million IPO shares Zheshang Bank placing in Hong Kong Stock Exchange for a consideration of HKD1.584 billion.

On 18 April 2016, Yancoal International purchased 88 million H shares of Zheshang Bank by means of block trading in Hong Kong Stock Exchange, with consideration of HKD347.6 million. Together with subscription of the IPO shares mentioned above, Yancoal International held 488 million H shares of Zheshang Bank, representing 14.79% over its total H shares and 2.79% over its total share capital.

On 19 April 2016, the 488,000,000 H shares of Zheshang Bank beneficially owned by Yancoal International dropped to 12.86% over the total H shares of Zheshang Bank and 2.72% over the total share capital of Zheshang Bank due to the full exercise of the over-allotment option in respect of an aggregate of 495,000,000 H Shares as stated in its prospectus.

For detailed information, please refer to the announcement in relation to the subscription of shares of Zheshang Bank dated 8 March 2016, 29 March 2016 and 18 April 2016, which were posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities news.

3. Establishment of Duanxin Investment (Shenzhen) Company Limited

As approved at the eighteenth meeting of the six session of the Board held on 28 April 2016, Duanxin Investment Holding (Shenzhen) Company Limited, a wholly-owned subsidiary, was established by the Company on 6 April 2016, with registered capital of RMB10 billion. Its business mainly includes equity investment, entrusted assets and investment management, enterprise management and investment consulting, etc.

4. Establishment of Metering and Testing Center

As approved at the eighteenth meeting of the six session of the Board held on 28 April 2016, the Company established Metering and Testing Center in charge of metering and testing management.

5. Establishment of Shandong Yancoal Property Services Co., Ltd.

As reviewed and approved at the general manager working meeting of the Company held on 16 November 2015, the Company established Shandong Yancoal Property Services Co., Ltd. as a wholly-owned subsidiary on 18 April 2016 with registered capital of RMB12 million. Its main scope of business includes: property management service, gardening engineering, sewage treatment and house renting, etc.

2.3.5 Election or Resignation of Directors, Supervisors and Appointment or Dismissal of Senior Management

1. Changes of Members of the Board

Mr. Yin Mingde and Mr. Zhang Baocai have tendered resignations to the Board on 29 March 2016 for work allocation, and resigned directors and other relevant positions in the special committee to the Board. And Mr. Yin Mingde and Mr. Zhang Baocai will continue to perform their duties in pursuant to laws, regulations, and the Articles of the Company before new directors elected and appointed in the general meeting of shareholders.

As reviewed and approved at the seventeenth meeting of the sixth session of the board meeting convened on 29 March 2016, the Board of the Company nominated Mr. Li Wei, Mr. Zhao Qingchun and Mr. Guo Dechun as non-independent director’s candidates of the Company and Mr. Qi Anbang as independent director candidate, which will be submitted to the annual general meeting of year 2015 for election.

2. Changes of Members of the Supervisory Committee

Due to work allocation, Ms. Zhen Ailan, the supervisor of the Company, has tendered her resignation to the Company on 29 March 2016. She resigned from the position of a supervisor of the Company since 29 March 2016.

As reviewed and approved at the ninth meeting of the sixth session of Supervisory Committee meeting convened on 29 March 2016, the Supervisory Committee of the Company nominated Mr. Meng Qingjian and Mr. Xue Zhongyong as non-staff-representative supervisor candidates of the Company, which will be submitted to the annual general meeting of year 2015 for election.

3. Changes of Members of Senior Management

As approved at the fifteenth meeting of the sixth session of the Board held on 6 January 2016, Mr. Wu Xiangqian was appointed as the general manager of the Company and Mr. Zhao Qingchun was appointed as the chief financial officer of the Company. Mr. Wu Yuxiang resigned from the position of the chief financial officer.

Mr. Zhang Baocai, the former deputy general manager of the Company and the secretary to the Board, submitted resignation to the Company for work allocation. He resigned the position as the deputy general manager of the Company, the secretary to the Board and the secretary of the Company on 29 March 2016.

As approved at the seventeenth meeting of the sixth session of the Board held on 29 March 2016, Mr. Jin Qingbin was appointed as board secretary and company secretary, and Miss Liang Yingxian was appointed as co-secretary to the Company.

2.4 Securities Issuance

	2016 the first tranche of super-short term notes	2016 the second tranche of super-short term notes	2016 the third tranche of super-short term notes	2016 the fourth tranche of super-short term notes
Examination and approval procedures	Considered and approved at the 2014 annual general meeting of the Company held on 22 May 2015
Issuer	Yanzhou Coal Mining Company Limited
Issue date	22 February 2016	3 March 2016	25 March 2016	25 March 2016
Value date	24 February 2016	4 March 2016	28 March 2016	29 March 2016
Maturity date	20 November 2016	29 November 2016	23 December 2016	24 December 2016
Interest rate	3.40%	3.29%	3.40%	3.38%
Issue price	RMB100/par value	RMB100/par value	RMB100/par value	RMB100/par value
Amount of issue	RMB4 billion	RMB4 billion	RMB2 billion	RMB2 billion
Net proceeds	RMB3.994 billion	RMB3.994 billion	RMB1.994 billion	RMB1.994 billion
Use of proceeds	Replenishment of working capital for operation and production
Total Proceeds used during the reporting period	RMB3.994 billion	RMB3.994 billion	RMB1.994 billion	RMB1.994 billion
Total accumulated proceeds used	RMB3.994 billion	RMB3.994 billion	RMB1.994 billion	RMB1.994 billion

2.5 Performance of the undertakings by the Company and its shareholders, directors, supervisors and senior management holding more than 5% of the shares of the Company

Background	Types	Undertaker	Undertakings	Term of performance	Have performance deadline or not	Perform timely and strictly or not
Undertakings related to IPO	Resolve horizontal competition	Yankuang Group	Avoidance of horizontal competition Yankuang Group and the Company entered into the Restructuring Agreement when the Company was carrying out the restructure in 1997, pursuant to which Yankuang Group undertook that it would take various effective measures to avoid horizontal competition with the Company.	Year 1997 Long-term effective	No	Yes

Other undertakings	others	Yankuang Group	Transfer of the mining right of Wanfu coal mine in 2005, the Company acquired equity interests of HezeNeng Hua held by Yankuang Group. At that time, Yankuang Group made such undertaking that: the Company had the right to acquire the mining right of Wanfu coal mine once obtaining such mining right is obtained 12 months later	Year 2005 Within 12 months when Yankuang Group obtained the mining right of Wanfu coal mine	Yes	Yes

Other undertakings	others	Yankuang Group	Not reducing shareholding in the Company. The Controlling Shareholder of the Company, Yankuang Group, undertook that it would not reduce its shareholding in the Company within 6 months.	10 July 2015 10 July 2015 to 10 January 2016	Yes	Yes

Other undertakings	others	Directors, supervisors and senior management of the Company	Not reducing shareholding in the Company. The directors, supervisors and senior management of the Company undertook that it would not reduce their shareholding in the Company within 6 months.	10 July 2015 Increase holding of A shares and 6 months after increasing holding	Yes	Yes

2.6 Statements on the warnings and reasons for the expected accumulated net profit may be negative from the beginning of 2016 till the end of the next reporting period or there might be significant changes to accumulated net profit as compared with the same period of last year.

Not applicable.

§3 Directors

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr.Wang Xiaojun and Mr. Xue Youzhi.

Yanzhou Coal Mining Company Limited Li Xiyong Chairman of the Board 28 April 2016

Appendices:

Consolidated Balance Sheet

31 March 2016

Prepared by: Yanzhou Coal Mining Company Limited		Unit: RMB’000

ITEMS	As at 31 March 2016	As at 1 January 2016
CURRENT ASSETS :
Cash at bank and on hand	19,033,655	23,577,895
Derivative financial assets
Bills receivable	3,119,222	3,559,731
Accounts receivable	2,541,105	2,417,107
Prepayments	3,111,804	2,702,166
Interest receivable	69,962	80,686
Dividends receivable	155,000	300,000
Other receivables	988,114	816,927
Inventories	2,045,996	2,000,029
Held-to-sale assets		7,740,520
Non-current assets due within one year	1,640,488	1,565,201
Other current assets	3,268,939	3,292,614
TOTAL CURRENT ASSETS	35,974,285	48,052,876
NON-CURRENT ASSETS :
Total disbursement of loans and advances
Available-for-sale financial assets	2,106,475	944,410
Held-to-maturity investments
Long-term accounts receivable	6,976,208	242,603
Long-term equity investments	4,879,640	3,321,243
Real estate investment	788	800
Fixed assets	27,338,942	27,868,351
Construction in progress	33,332,205	31,143,071
Construction materials	78,290	48,348
Disposal of fixed assets
Productive biological assets
Oil gas assets
Intangible assets	17,591,598	17,963,570
Development expenditure
Goodwill	661,055	646,182
Long-term deferred expenses	103	29
Deferred tax assets	7,723,391	7,832,373
Other non-current assets	1,040,443	998,106
TOTAL NON-CURRENT ASSETS	101,729,138	91,009,086
TOTAL ASSETS	137,703,423	139,061,962

The financial statements from Page 30 to Page 44 are signed by the following responsible officers:

Legal Representative of the Company: Li Xiyong Chief Financial Officer: Zhao Qingchun Head of Accounting Department: Xu Jian

Consolidated Balance Sheet (Continued)

31 March 2016

Prepared by: Yanzhou Coal Mining Company Limited		Unit: RMB’000

ITEMS	As at 31 March 2016	As at 1 January 2016
CURRENT LIABILITIES:
Short-term borrowings	5,963,518	6,099,020
Financial liabilities at fair value through profit or loss	944	849
Bills payable	647,232	842,134
Accounts payable	3,148,398	3,550,208
Advances from customers	1,092,383	1,008,055
Salaries and wages payable	838,910	656,626
Taxes payable	-495,669	-476,412
Interest payable	552,729	845,415
Dividend payable	2,781	2,781
Other payables	4,945,984	6,130,447
Held-to-sale liabilities		1,520,831
Non-current liabilities due within one year	7,981,334	8,298,734
Other current liabilities	14,517,474	12,677,195
TOTAL CURRENT LIABILITIES	39,196,018	41,155,883
NON-CURRENT LIABILITIES:
Long-term borrowings	26,963,417	27,971,898
Bonds payable	15,651,715	15,676,508
Long-term payables	1,992,494	1,993,304
Long-term salaries and wages payable		2,674
Estimated liabilities	794,404	798,411
Deferred revenue	18,832	19,078
Deferred tax liabilities	8,387,676	8,429,436
Other non-current liabilities	14,238	14,237
TOTAL NON-CURRENT LIABILITIES	53,822,776	54,905,546
TOTAL LIABILITIES	93,018,794	96,061,429
SHAREHOLDERS’ EQUITY:
Share capital	4,918,400	4,918,400
Other equity instruments	6,765,394	6,661,684
Including: preferred shares
Perpetual bonds	6,765,394	6,661,684
Capital reserves	1,270,466	1,270,466
Less: treasury stock	19,439	19,439
Other comprehensive income	-8,877,036	-9,333,874
Special reserves	914,341	1,096,809
Surplus reserves	5,900,135	5,900,135
Undistributed earnings	30,623,780	29,313,498
Equity attributable to Shareholders	41,496,041	39,807,679
Minority interest	3,188,588	3,192,854
TOTAL SHAREHOLDERS’ EQUITY	44,684,629	43,000,533
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	137,703,423	139,061,962

Balance Sheet of the Parent Company

31 March 2016

Prepared by: Yanzhou Coal Mining Company Limited		Unit: RMB’000

ITEMS	As at 31 March 2016	As at 1 January 2016
CURRENT ASSETS :
Cash at bank and on hand	13,826,856	19,174,512
Financial assets at FVTPL
Derivative financial asset
Bills receivable	3,054,066	3,474,518
Accounts receivable	996,468	1,003,255
Prepayments	652,776	649,345
Interests receivable	1,836,379	1,545,962
Dividends receivable	155,000	300,000
Other receivables	15,327,227	13,895,726
Inventories	447,551	586,107
Held-to-sale assets
Non-current assets due within one year	8	8
Other current assets	2,887,428	2,887,428
TOTAL CURRENT ASSETS	39,183,759	43,516,861
NON-CURRENT ASSETS :
Available-for-sale financial assets	11,023,737	11,821,550
Held-to-maturity investment	8,472,000	8,602,000
Long-term accounts receivable
Long-term equity investments	37,283,086	35,688,396
Investment real estate
Fixed assets	5,213,267	5,478,421
Construction in progress	155,784	50,909
Construction Materials
Disposal of fixed assets
Productive biological assets
Oil gas assets
Intangible assets	1,912,935	1,962,789
Development expenditure
Goodwill
Long-term deferred expenses	28	29
Deferred tax assets	951,053	1,027,450
Other non-current assets	117,926	117,926
TOTAL NON-CURRENT ASSETS	65,129,816	64,749,470
TOTAL ASSETS	104,313,575	108,266,331

Balance Sheet of the Parent Company (Continued)

31 March 2016

Prepared by: Yanzhou Coal Mining Company Limited		Unit: RMB’000

ITEMS	As at 31 March 2016	As at 1 January 2016
CURRENT LIABILITIES:
Short-term borrowings	5,963,518	6,099,020
Financial liabilities at FVTPL	944	849
Derivative financial liabilities
Bills payable	306,542	256,386
Accounts payable	729,338	1,040,056
Advances from customers	385,125	477,122
Salaries and wages payable	334,275	292,247
Taxes payable	86,296	172,159
Interest payable	942,132	1,281,698
Dividends payable
Other payables	5,839,185	10,992,282
Held-to-sale liabilities
Non-current liabilities due within one year	2,701,574	2,859,691
Other current liabilities	14,268,207	12,423,376
TOTAL CURRENT LIABILITIES	31,557,136	35,894,886
NON-CURRENT LIABILITIES:
Long-term borrowings	7,295,157	7,324,488
Bonds payable	9,936,979	9,933,742
Long-term payable	3,336,005	3,369,402
Long-term salaries and wages payable
Accrued liabilities
Deferred income	8,977	9,722
Deferred tax liabilities	107	3,824
Other non-current liabilities
TOTAL NON-CURRENT LIABILITIES	20,577,225	20,641,178
TOTAL LIABILITIES	52,134,361	56,536,064
SHAREHOLDERS’ EQUITY:
Share capital	4,918,400	4,918,400
Other equity instrument	6,765,394	6,661,684
Including: preferred share
Perpetual bond	6,765,394	6,661,684
Capital reserves	1,510,234	1,510,234
Less: treasury stock	19,439	19,439
Other comprehensive income	28,623	30,965
Special reserves	680,287	867,366
Surplus reserves	5,855,025	5,855,025
Undistributed profits	32,440,690	31,906,032
TOTAL SHAREHOLDERS’ EQUITY	52,179,214	51,730,267
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	104,313,575	108,266,331

Consolidated Income Statement

The first quarter of 2016

Prepared by: Yanzhou Coal Mining Company Limited		Unit: RMB’000

Items	The first quarter of 2016	The first quarter of 2015
1. TOTAL OPERATING INCOME	11,768,360	8,644,755
Including: operating income	11,768,360	8,644,755
2. TOTAL OPERATING COST	11,774,855	8,542,693
Including: Operating cost	9,593,028	6,210,358
Operating taxes and surcharges	187,412	179,273
Selling expenses	568,327	669,355
General and administrative expenses	821,195	1,007,525
Financial expenses	604,023	464,405
Impairment loss of assets	870	11,777
Add: Gain on fair value change (The loss is listed beginning with “-”)	-95	664
Investment income (The loss is listed beginning with “-”)	215,149	89,417
Including: Investment income of associates and joint ventures	215,768	66,779
Exchange gains (The loss is listed beginning with “-”)
3. Operating profit (The loss is listed beginning with “-”)	208,559	192,143
Add : Non-operating income	61,361	53,209
Including: Gains on disposal of non-current assets	1,851	130
Less: Non-operating expenditures	8,450	9,044
Including: Losses on disposal of non-current assets	1,398	5,388
4. Total profit (The total loss is listed beginning with “-”)	261,470	236,308
Less: Income tax	-32,254	66,145
5. Net profit (The net loss is listed beginning with “-”)	293,724	170,163
Net profit attributable to Shareholders	247,499	177,811
Net profit attributable to the holders of other equity instruments of the parent company	103,710	42,500
Gains and losses of minority interest	-57,485	-50,148
6. Net other comprehensive income after tax	513,764	-1,219,378
Net other comprehensive income after tax attributable to the parent company’s holders	456,840	-1,022,316
(1) Other comprehensive income, which will not be reclassified into the profits and losses in future
(2) Other comprehensive income, which will be reclassified into the profits and losses in future	456,840	-1,022,316
1. Other comprehensive income classified to gains and losses in the future shared by the investee accounted under equity method	-2,273	9,609
2. Gains and losses of the fair value changes of the AFS financial assets	-69	45,896
3. Effective part of the gains and losses of cash flow hedging	661,948	-258,900
4. Translation balance of the foreign currency financial statements	-202,766	-818,921
Net other comprehensive income after tax attributable to the minorities	56,924	-197,062
7. Total comprehensive income	807,488	-1,049,215
Comprehensive gains attributable to Shareholders	704,339	-844,505
Total comprehensive income attributable to the holders of other equity instruments of the parent company	103,710	42,500
Comprehensive gains and losses of minority interest	-561	-247,210
8. Earnings per share
(1) Earnings per share, basic	0.0503	0.0362
(2) Earnings per share, diluted	0.0503	0.0362

Income Statement of the Parent Company

The first quarter of 2016

Prepared by: Yanzhou Coal Mining Company Limited		Unit: RMB’000

Items	The first quarters of 2016	The first quarters of 2015
1. TOTAL OPERATING INCOME	3,357,728	3,934,824
Less: Operating cost	2,128,328	2,186,172
Operating taxes and surcharges	153,346	134,136
Selling expense	62,683	179,908
General and administrative expense	453,184	692,711
Financial expenses	435,258	357,912
Impairment loss of assets
Add: Gain from the fair value changes (The loss is listed beginning with “-”)	-95	664
Investment income (The loss is listed beginning with “-”)	625,666	508,905
Including: Investment income of associates and joint ventures	252,935	109,619
2. Operating profit (The loss is listed beginning with “-”)	750,500	893,554
Add: Non-operating income	2,735	1,735
Including: Gains on disposal of non-current assets	1,375	6
Less: Non-operating expense	389	2,547
Including: Loss on disposal of non-current assets
3. Total profit (The total loss is listed beginning with “-”)	752,846	892,742
Less: Income tax	114,481	219,789
4. Net profit (The net loss is listed beginning with “-”)	638,365	672,953
Net profit attributable to shareholders of parent company	534,655	630,453
Net profit attributable to the holders of other equity instruments of the parent company	103,710	42,500
5. Net other comprehensive income after tax	-2,342	55,505
(1) Other comprehensive income, which will not be reclassified into the profits and losses in future
(2) Other comprehensive income, which will be reclassified into the profits and losses in future	-2,342	55,505
1. Other comprehensive income classified to gains and losses in the future shared by the investee accounted under equity method	-2,273	9,609
2. Gains and losses of the fair value changes of the AFS financial assets	-69	45,896
3. Effective part of the gains and losses of cash flow hedging
4. Translation balance of the foreign currency financial statements
6. Total comprehensive income	636,023	728,458
Comprehensive gains attributable to Shareholders	532,313	685,958
Total comprehensive income attributable to the holders of other equity instruments of the parent company	103,710	42,500
7. Earnings per share
(1) Earnings per share, basic	0.1087	0.1282
(2) Earnings per share, diluted	0.1087	0.1282

Consolidated Cash Flow Statement

The first quarter of 2016

Prepared by: Yanzhou Coal Mining Company Limited		Unit: RMB’000

Items	The first quarter of 2016	The first quarter of 2015
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods or rendering of services	7,846,523	9,314,648
Tax refunding	86,258	168,815
Other cash received relating to operating activities	654,098	564,585
Sub-total of cash inflows	8,586,879	10,048,048
Cash paid for goods and services purchased	4,677,630	9,023,686
Cash paid to employees and on behalf of employees	2,113,598	2,263,063
Taxes payments	1,233,582	1,221,138
Other cash paid relating to operating activities	858,967	1,170,770
Sub-total of cash outflows	8,883,777	13,678,657
NET CASH FLOW FROM OPERATING ACTIVITIES	-296,898	-3,630,609
2. CASH FLOW FROM INVESTMENT ACTIVITIES:
Cash received from recovery of investments
Cash received from return of investments income	145,000	2,384
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	2,197	212
Net cash received from disposal of subsidiaries and other business units
Other cash received relating to investing activities		144,491
Sub-total of cash inflows	147,197	147,087
Cash paid to acquire fixed assets, intangible assets and other long-term assets	1,011,248	619,224
Cash paid for investments	2,546,944	7,000
Other cash paid relating to investment activities		16,435
Sub-total of cash outflows	3,558,192	642,659
NET CASH FLOW FROM INVESTMENT ACTIVITIES	-3,410,995	-495,572
3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors
Including: cash received from minority shareholders of subsidiaries cash received from other equity instruments
Cash received from borrowings	458,338	810,000
Cash received from bonds	12,000,000	4,990,000
Other cash received relating to financial activities		4,981
Sub–total of cash inflows	12,458,338	5,804,981
Repayments of borrowings and debts	12,113,500	5,940,726
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	1,131,791	951,860
Including: cash paid for distribution of dividends or profits by subsidiaries to minority shareholders
Other cash paid relating to financing activities	71,768	202,069
Sub-total of cash outflows	13,317,059	7,094,655
NET CASH FLOW FROM FINANCING ACTIVITIES	-858,721	-1,289,674
4 . EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	-43,391	140,175
5. NET INCREASE ON CASH AND CASH EQUIVALENTS	-4,610,005	-5,275,680
Add: Cash and cash equivalents, opening	23,604,026	20,381,881
6. Cash and cash equivalents, closing	18,994,021	15,106,201

Cash Flow Statement of the Parent Company

The first quarter of 2016

Prepared by: Yanzhou Coal Mining Company Limited		Unit: RMB’000

Items	The first quarter of 2016	The first quarter of 2015
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods and rendering of services	4,768,711	4,091,321
Tax refunding
Other cash received relating to operating activities	191,364	282,607
Sub-total of cash inflows	4,960,075	4,373,928
Cash paid for goods and services	2,719,093	4,589,167
Cash paid to and on behalf of employees	1,336,135	1,476,182
Taxes payments	953,848	920,350
Other cash paid relating to operating activities	305,795	863,125
Sub-total of cash outflows	5,314,871	7,848,824
NET CASH FLOW FROM OPERATING ACTIVITIES	-354,796	-3,474,896
2. CASH FLOW FROM INVESTMENT ACTIVITIES:
Cash received from recovery of investments	200,000	110,000
Cash received from return of investments	145,000	37,438
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	1,375	5
Net cash amount received from the disposal of subsidiaries and other business units
Other cash received relating to investment activities		430,339
Sub-total of cash inflows	346,375	577,782
Cash paid to acquire fixed assets, intangible assets and other long-term assets	25,914	115,899
Cash paid for investments	550,000	1,132,000
Net cash paid for the acquisition of subsidiaries and other business units
Other cash paid relating to investment activities	1,433,528	778,577
Sub-total of cash outflows	2,009,442	2,026,476
NET CASH FLOW FROM INVESTMENT ACTIVITIES	-1,663,067	-1,448,694
3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors
Cash received from borrowings	398,138	810,000
Cash received from bonds	12,000,000	4,990,000
Cash received relating to other financing activities		27,500
Sub–total of cash inflows	12,398,138	5,827,500
Repayments of borrowings	10,612,809	5,924,726
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	804,788	809,369
Other cash payment relating to financing activities	4,385,131
Sub-total of cash outflows	15,802,728	6,734,095
NET CASH FLOW FROM FINANCING ACTIVITIES	-3,404,590	-906,595
4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	35,166	11,033
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	-5,387,287	-5,819,152
Add: Cash and cash equivalents, opening	19,174,513	18,327,804
6. Cash and cash equivalents, closing	13,787,226	12,508,652

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC